Contact

www.linkedin.com/in/morris-sandler-4980493 (LinkedIn)

Top Skills

Energy
Renewable Energy
Start-ups

Morris Sandler

Board Member
New York, New York, United States

Summary

Morris Sandler is a successful entrepreneur, strategist, capital raiser and leader of companies. He has four decades of experience in financial services, venture capital, green energy and telecommunications.

He was instrumental in building an international telecom startup over a six-year period into a publicly traded company with a market capitalization exceeding $2 billion. He has also raised and invested $275 million in equity into 20+ start-up companies, which provided an aggregate total return of over 300% to investors.

For the last 19 years, he has focused his efforts on start-up companies in green energy, smart grid and renewables. His involvement in these sectors included Founding a $320 million Waste to Energy Project and serving as Interim CEO and Adviser for a Geothermal Energy Producer. He was also Interim Chairman of the Board of EnergyGrid Networks, Inc., a startup smart grid services Company that partners with Utility clients to design, build, operate and/or finance Smart Grid Networks; and an Adviser to Millennium Reign Energy, a startup Hydrogen Generation Company.

He has extensive international experience in building businesses and capital raising in Europe, Asia, the Middle East, and Latin America. He holds an MBA from the University of Chicago and a BA from Cornell University.

Experience

EndoSound
Board Member
February 2020 - Present (5 years 5 months)

Endosound, Inc is developing ground breaking technology to enable expanding access to endoscopic ultrasound technology around the world.

Self Employed
Serial Entrepreneur/Investor
2001 - Present (24 years)
Greater New York City Area

As Managing Partner, founded, managed and advised several private energy and telecommunications start-up ventures:
• Renewable Energy: RePlanter Energy LLC, developer of $320m Waste to Energy project in Guatemala
• Geothermal Energy: Interim CEO and advisor for a newly formed Geothermal Energy Producer that acquired prospects to produce 2,500 Megawatts of Geothermal Power
• Smart Grid: Interim Board Chairman of EnergyGrid Networks, Inc., a Smart Grid Utility Services Company that partners with Utility clients to design, build, operate and/or finance Smart Grid Networks and Former Board Member of Power Grid Communications, Inc., an unregulated investment of First Energy Corporation (NYSE: FE)
• Private Equity Fund: Structured and marketed a $300m-500m private equity fund with the objective of acquiring small and mid-sized companies to be held for the long term. Ultimately the project was funded in Europe.

Global Wireless
Chairman of the Board, CEO and Founder
1997 - 2001 (4 years)

Designed the business strategy and operated a start-up, facilities-based wireless data operator offering specialized business-to-business security applications in Latin America and Asia
• Recruited a full management team totaling over 40 employees, including senior executives from Motorola, Nextel, Booz Allen and Global TeleSystems Group, Inc.

• Established strategic joint ventures in Argentina, Mexico, China (3 ventures), the Philippines; and Thailand with frequency allocations covering more than 250 million people
• Raised $40 million in four private equity financings
• Executed exit through a sale to the technology provider

Global Telesystems
Co-Founder, EVP of Strategy & Board Member
1990 - 1996 (6 years)

Formulated the early-stage strategy and directed initial corporate development, financing and operational activities for a high growth provider of telecommunications services, primarily in emerging Europe. Businesses included the first pan-European fiber network; the second largest and most profitable international telephony and internet services providers in Russia; the largest satellite communications and ISP networks in the former Central Europe; thirteen cellular franchises in the region; and facilitated what has become the catalyst in making the world flat by providing global telecommunications inter-connectivity via satellite to the major engineering and technology centers of India.
• Established and/or acquired 20+ separate ventures in Europe, the former Soviet Union and Asia, generating $250+ million in revenue, 1,200+ employees. Achieved a public market cap exceeding $2 billion in less than 6 years
• Recruited the senior management team and led a series of private equity financings and a public offering that together raised over $230 million

Alan B. Slifka & Co. Halcyon Partnerships
Senior Principal
1984 - 1990 (6 years)
Greater New York City Area

Responsible for financial operations and marketing activities of this money management firm specializing in corporate-event investing and distressed securities. Conceived and marketed the firm's initial offshore partnership interests through an affiliation with a global money center bank, doubling the firm's funds and providing the foundation for growth to over $1 billion.

Griffis Sandler & Company
Partner
1984 - 1990 (6 years)
Stamford, CT

Co-founded a private merchant banking and strategic development firm focused on funding and adding value to start-up companies through the hands-on involvement of its partners. Portfolio companies included:
• A financial services company serving the healthcare industry (exit through sale to equity investor)
• A mobile hazardous waste incineration company (exit to NYSE company)
Served as sole advisor to the Royal Canadian Mint for the worldwide distribution of Canada" Maple Leaf" gold bullion coin. Canada's unique precious metal investment product.

Goldman Sachs
J. Aron
1976 - 1984 (8 years)

Vice President - Director of Marketing for the J. Aron Division (1981-1984)
J. Aron & Company, Vice President –Director of Investment Marketing (1976-1981)
Led the global product development, marketing and trading of complex precious metals-related financial products sold to governments, institutions, and high net worth clients worldwide.
• Conceived and executed a plan to have the U.S. Mint introduce a U.S gold bullion coin program and led the successful negotiation of the single largest commercial transaction in the history of the U.S. Mint ($1.4 billion)
• Managed the firm's Futures Commission-Merchant activities
• Conceived and implemented the creation of a politically neutral gold investment product; convinced the Canadian Government to produce and market the "Gold Maple Leaf", an official legal-tender gold bullion coin. This coin has become the leading global gold bullion investment vehicle, generating billions of dollars in revenue and foreign exchange and hundreds of new jobs in Canada

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Education

Cornell University
BA, Economics

The University of Chicago Booth School of Business
MBA, Finance & Marketing